THE MERGER FUND VL

February 7, 2012

Dear Fellow Shareholders:

The Merger Fund VL bounced back nicely in the fourth quarter, posting a 3.2% gain which brought the Fund to a 0.9% gain for the year, our 23rd gain in the 31 quarters since inception.1  Although the strong quarter coincided with strength in the overall equity markets, our performance was actually due to multiple deal completions and successful deal selection as well as a snap-back in overextended arbitrage spreads resulting from the third-quarter market turbulence.

Although we are not satisfied with a 0.9% rate of return, we did achieve our goal of providing non-correlated, positive returns in a difficult market environment.  U.S. equity markets gained traction, finishing modestly in the black, thanks to the S&P 500’s stratospheric 11.8% fourth-quarter gain, while most of Europe remained stuck in the mud, ending the year with negative returns.  Our take is that the macro environment remains challenging worldwide, despite apparent stability in various sectors of corporate earnings.  Neither the European sovereign debt problems nor the U.S. fiscal and budgetary issues have been resolved, and therefore economic visibility is limited.  Nobody knows whether the U.S. issues will progress before the November election amid Congressional gridlock, yet for reasons we will discuss below, we remain optimistic about future deal activity.  Our 8th gain in the past eight years compares as follows with some relevant benchmarks and peer groups:

	2011 Return	Std. Deviation	Beta vs. S&P 500
MERVX	0.9%	4.9	0.25
HFRX Event Driven Index	-4.9%	5.8	0.32
HFRX Merger Arb Index	-2.1%	3.7	0.21
S&P 500	2.1%	15.9	1.00
MSCI World Index	-5.0%	17.5	1.08

We again accomplished this performance objective with less than one quarter of the volatility (standard deviation) and a beta (correlation) of less than one fifth of that of the S&P 500, reflecting our emphasis on risk-adjusted metrics and the uncorrelated nature of the Fund.  Further data is contained in the statistical summary at the end of this letter.

We were invested in a total of 99 positions during the quarter and experienced one terminated transaction, consistent with our historic deal-selection success rate of 98% plus.  We ended the quarter with 61 investments in the portfolio. However, due to the typical year-end dynamics of deal completions and seasonally low deal announcements, we also ended the year with approximately 10% in cash.  Rest assured that we will not invest in unattractive transactions or stray from our mandate merely to show a low cash position.

Nonetheless, our quarterly performance of +3.2% was obtained by opportunistically deploying our liquidity during the third-quarter European debt crisis as well as being invested in 26 successfully completed deals prior to the end of the year.  Reflecting this dynamic, our ratio of winning to losing investments for the quarter was three to one.  Our largest loser during the period was our macro portfolio hedge, which cost 20 basis points while the S&P 500 Index was up almost 12%.  Another detractor from performance was Pharmasset, Inc., an $11 billion biotech company with a Hepatitis C treatment pipeline. Pharmasset was the subject of a tender offer from Gilead Sciences Inc.  The deal was announced in November and the transaction was completed in mid-January, entirely recouping the Fund’s fourth quarter negative mark-to-market.

1 On December 29th, The Merger Fund VL paid a distribution to shareholders of record as of December 28th of $0.6863 per share, consisting entirely of short-term capital gains.

Remarkably, the Fund made 0.15% in its only terminated transaction of the period, AT&T’s attempted $39 billion purchase of T-Mobile from Deutsche Telekom AG (“DT”).  As we typically do, we structured our investment conservatively, in the form of an in-the-money buy-write strategy on AT&T, the buyer.  Win, lose or draw, we thought that although the transaction was positive and highly accretive for AT&T, the stock price would be protected during the pendency of the transaction by its earnings power and high dividend yield.  The U.S. Department of Justice sued to block the acquisition in August, which AT&T indicated it would fight, but the death knell then tolled in November when the FCC scheduled an administrative hearing on AT&T’s application.  Within a month, AT&T, in agreement with DT, folded its tent and walked away from the deal, despite its contractual right to litigate, the strong strategic rationale for the deal and a $4 billion termination fee owed to DT.  We were surprised by the timing as well as the decision, but although AT&T traded down modestly on the news, we were protected by the structure of an in-the-money call and the premium received for the call, combined with the insurance of a long put option, and thus escaped with a modest profit.

Our biggest winner for the quarter involved the interminable rental car saga of Dollar Thrifty Automotive Group (“DTG”).  After being our second biggest loser in the third quarter, DTG bounced back to contribute 0.43% to our performance.  It looks like we are nearing the end game, as there is persistent press speculation and non-denial from the parties regarding progress with the FTC approval process.  In the meantime, Hertz continues to reiterate its commitment to the acquisition and DTG has continued to report solid earnings, so the price of poker appears to have gone up.  Recall that DTG has not yet agreed to be acquired, so DTG’s asking price has probably gone up, and so has our potential downside price if no deal comes together. Hertz’s most recent offer, which has officially expired, valued DTG at 69.52 on February 1, compared to its closing price that day of 74.20.  We would add that it is not a given that Avis has been gone too long from the process to consider returning to the fray.

Other significant contributors in the quarter were British Sky Broadcasting, from which we are completing an orderly exit after News Corp. withdrew its bid in light of a phone-hacking scandal (31 bps); Synthes Inc., the Swiss firm being bought by Johnson & Johnson (34 bps); and Motorola Mobility Holdings, Inc., the handset maker that Google is in the process of purchasing (13 bps).

Probably the most atypical holding at year end was NYSE Euronext (“NYX”), which although formally “engaged” but not yet married to Deutsche Boerse AG (“DB”), ran into significant regulatory problems.  Although the U.S. Department of Justice cleared the transaction, the European Commission expressed concern with the combined company’s share of worldwide derivatives trading.  Many investors thought that this was such a good deal for DB that its price would fall if the deal were to be blocked, and many investors also thought that the deal terms for NYX were below the price at which it would trade in the absence of a deal.  Consequently, this was not a normal merger arbitrage situation, as NYX was bid up and DB sold down under the theory that NYX was worth more as a standalone company than the value of the deal consideration.  These market forces caused the arbitrage spread to tighten and then trade at a negative spread, i.e., NYX was trading above the deal price, so an investor would definitely lose money if the deal were successfully completed; however, there was the possibility that the investor would make money on a termination as the spread moved further into negative territory as NYX traded up and DB traded down.  As our investors know, we are not in the business of conducting relative value trades, and when we are handed the opportunity to lock in a profit— particularly a profit which is greater than we would have received if the deal were successfully completed— we take it.  Therefore, we unwound our NYX position in December at between $1 and $1.50 in excess of the deal price.  Because of significant speculative activity in NYX, option volatility levels increased and option prices became inflated.  We took advantage of this by selling calls against our long stock, thereby converting some of our position into a short term, deep in-the-money buy-write.  As of the date of this letter, DB’s arguments ended up as wasted words and thus it was a stormy Monday on January 30th as the EU denied approval of the transaction on anti-trust grounds.  Two days later, the parties decided not to waste any more time and immediately terminated the transaction.  Time will tell if we left any money on the table but we are comfortable with our decision to avoid this directional bet.  The NYX position contributed 26 bps during the quarter.

Global Review

Unlike the prior quarter, new positions predominantly involved U.S. companies.  Of the Fund’s 25 new investments, only four were international, with two Canadian targets, and one each from the United Kingdom and Australia.  Sector distribution was diverse, with the most popular industries being information technology, healthcare and energy.

From a higher level perspective, here is how full-year worldwide activity stacked up:2

•
Globally, announced deal volume was essentially unchanged from 2010, with $2.27 trillion on 27,720 deals.  However, the year was front-end loaded, as Q4 activity of $465 billion made it the slowest quarter of the year and represented a decrease of 29% year-over-year compared to Q4 of 2010.

•	M&A activity in the Americas accounted for over 48% of global deal volume in 2011, followed by EMEA with 30% and APAC with 22%. The U.S. alone accounted for 38% of the Americas’ total volume.
•	Private-equity transactions have exceeded $155 billion in North America this year, accounting for 23% of all deal activity.
•	A significant majority of transactions, 56%, provided for cash consideration, while all-stock consideration represented only 17% of deal volume.

There are multiple takeaways from these data.  We have seen geographic as well as sector rotation in the past, and although last year’s activity trended strongly towards North America, trends often change course in short periods of time.  M&A activity tends to be non-linear and there will be ebbs and flows even within up-cycles.  The foundation has been laid for an extended period of corporate reorganization activity.  As we have discussed before, strengthened corporate balance sheets coupled with record low funding rates incentivize companies to undertake transactions.  The latest figure we have seen is that nonfinancial companies held a record $2.1 trillion in cash and other liquid assets at the end of September, according to the Federal Reserve’s September flow of funds report.3  Earlier this month, Eastman Chemical reported that its after-tax funding cost for the $3.5 billion debt it needed to purchase Solutia, the specialty materials company, was expected to average 3% for a mix of five to 30-year obligations.

As we have seen, however, economic and political uncertainty can dampen activity, causing acquirers to stand back.  “In my 30 years in the business, I can’t recall a time when political factors have had more of an impact than they do now,” Gene Sykes, co-head of global M&A at Goldman Sachs, was quoted as saying, and continued, “…we’ve had many discussions with boards and CEOs about deal opportunities, and while the desire to execute is there, until the picture becomes clearer, most of them are on hold.”4  In fact, the first month of 2012 has seen the lowest levels of dealmaking since 2003, with only $103 billion worth of transactions announced globally, nearly half the level of January 2011.

2 Bloomberg Global Financial Advisory Mergers & Acquisitions Rankings Q4 2011.
3 Wall Street Journal, 12/17/11, “Number of the Week: The Upside of Companies Sitting on Cash”.
4 Wall Street Journal, 1/3/12, “Europe’s Woes Even Dampened M&A”.

Where It All Begins

Although there may be a lull in activity while companies wait for the smoke to clear, many bankers are observing a growing backlog. Larry Slaughter, co-head of North American investment banking at JPMorgan noted in a recent FT article “…our pipeline of activity is up so we expect M&A to increase.  Shareholders still prefer companies to grow, either via M&A or organically, rather than return cash to shareholders by dividends or stock buy-backs.”5  Aryeh Bourkoff, head of UBS AG’s investment banking for the Americas also noted, “We’ve been spending time with companies and private-equity firms on planning so that when the obstacles to doing deals are alleviated, they are prepared to move.  When there is more confidence and stability, you’ll see the deal gates open relatively quickly.”6  Echoing this sentiment was Henrik Aslaksen, global head of M&A at Deutsche Bank AG, who is quoted in the same article as saying, “If the macro environment cooperates, there will be big deals in 2012, even in Europe.”

Additionally, hostile approaches are often viewed as a leading indicator of an M&A rebound.  Current unsolicited offers include Martin Marietta’s $5 billion bid for Vulcan Materials, Roche’s recent $5.7 billion bid for Illumina, and Westlake Chemical’s hostile $1.2 billion offer to buy Georgia Gulf Corporation.  Companies that are having difficulty growing organically and can no longer cut costs often feel there is only one way out—to take immediate action to avoid the wrath of activist shareholders or even avoid becoming targets themselves.

The New York Times Dealbook recently cited a study by Ernst & Young in which 36% of companies surveyed plan to pursue an acquisition this year,7 so it is clearly not the end of the line for mergers.

And so, The Merger Fund VL will be watching, cash in hand if necessary, for a revival of dealmaking.  We will continue to be disciplined in our investment activities throughout the cycle rather than trying to force risky positions into the portfolio.

In any event, even if there are indeed blue skies ahead for merger activity, we find it necessary to recalibrate our expected returns in the near future.  Given the extraordinary low cost of capital and risk-free interest rates,8 it is unrealistic to expect double-digit returns in this environment.  High quality deals are currently trading at mid-to-high single digit annual returns in best-case scenarios.  This would be the high end of our short-term return target since we vigorously manage portfolio risk.  A merger arbitrage portfolio structured to provide double-digit returns in this environment would need to incur such high levels of risk and leverage that its capital account would head southbound very quickly.

Our Company

As we have mentioned, the Adviser, the Fund and the industry in general are at a crossroads.  Regulatory authorities and sophisticated investors require institutional-quality infrastructure, compliance, reporting and risk-management processes.  Our growth has enabled us to develop these programs and we have separated these functions from the portfolio management team.  We have devoted significant resources to disaster recovery and business continuity.  To that end we have implemented full real-time data backups to our co-location facility beyond the outskirts of town.  Our COO has spearheaded this effort and we now have separate compliance, IT, accounting, middle and back office groups and have also implemented additional computer-driven compliance modules through a Bloomberg product called AIM (Bloomberg Asset and Investment Manager).  We also remain vigilant to counterparty exposure.  We recently had the pleasure of a routine eight week on-site examination by the Northeast Regional Office of the SEC, and we are awaiting the final results.

5 Financial Times, 1/29/12, “Sluggish start to year for M&A volumes”.
6 See supra note 4.
7 NYT Dealbook, 1/2/12, “On Wall Street, Renewed Optimism for Deal-Making”.
8 Six months Treasury Bills, slightly longer than the typical merger transaction takes to close, currently yield only .09% per annum.

As we have mentioned, Westchester Capital Management is also managing (sub-advising) a ’40-Act registered mutual fund called the Dunham Monthly Distribution Fund, which provides a somewhat more conservative profile than The Merger Fund VL. There is a significant strategy overlap and Merger Fund shareholders should feel comfortable that our attention is firmly focused on merger arbitrage.

Accordingly, although at some point we will develop additional product offerings as an adjunct to our flagship merger arbitrage products, we will do so only when we are comfortable that we have the appropriate infrastructure in place, including any additional personnel needed to ensure that the existing portfolio management team is not distracted from the task at hand.  We will provide details as soon as legally permissible.

While we are on the subject of personnel, we are happy to announce that we have hired an additional senior analyst with experience in merger arbitrage, special situations and fixed-income analysis.  Steve Tan has been in the investment business for 12 years, most recently as Vice President and Senior Analyst in the High Yield and Distressed Group at Avenue Capital Group in New York.  He will be particularly helpful to the team as we analyze non-equity investments.

Finally, to reiterate our thoughts on the timing of our quarterly letters, we like being able to discuss the beginning of and outlook for the next quarter in addition to a discussion of the prior quarter.  We appreciate your support and welcome your feedback.  All of us at Westchester Capital Management and The Merger Fund VL wish you a happy 2012.

Sincerely,

Roy Behren	Mike Shannon

Before investing in The Merger Fund VL, consider its investment objectives, risks, charges, and expenses. For a prospectus or summary prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your investment professional or view it online at mergerfund.com. Please read it carefully. The performance data included herein represents past performance and does not guarantee future results. The Merger Fund VL’s  share price and return will vary, and investors may have a gain or loss when they redeem their shares. Current month-end performance is available at www.mergerfund.com.

Shareholder Services: U.S. Bancorp Fund Services, LLC  •  P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, LLC • 100 Summit Lake Drive • Valhalla • New York 10595
(914) 741-5600 • Fax (914) 741-2950

The Merger Fund VL		Q4 2011 Statistical Summary
As of December 31, 2011

QTD 2011:	3.21%	Total Fund Assets:	$14.3 million
YTD 2011:	0.88%	Assets in the Strategy:	$5.3 billion

Portfolio Snapshot

FUND FACTS
Portfolio Characteristics
Inception Date:	May 2004
Net Expense Ratio1:	1.40%
Total Operating Expense1, 2:	3.19%
Portfolio Turnover Rate1:	187.18%

PORTFOLIO
Equity Investments
Number of Long Positions:	61
Number of Short Positions:	16
Average Position Size:	1.48%
Year-end % Invested:	90.15%
Short positions as a % of net assets:	10.65%

Top Ten Positions
Synthes, Inc.
Goodrich Corporation
Motorola Mobility Holdings, Inc.
NetLogic Microsystems Inc.
El Paso Corporation
SuccessFactors, Inc.
Temple-Inland Inc.
Washington Mutual Inc. Sr. unsecured note
AT&T Inc.
Constellation Energy Group Inc.

Type of Buyer
Strategic	97.30%
Financial	2.70%

By Deal Type
Friendly	96.68%
Hostile	3.32%

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

1For period 1/1/10 to 12/31/10.

2Includes interest expense, borrowing expense on securities sold short and dividends on securities sold short.

For more information please call (800) 343-8959

The Merger Fund VL	Q4 2011 Performance Summary

TOP WINNERS		TOP LOSERS
Deal	Attribution	Deal	Attribution
Dollar Thrifty Automotive Group, Inc.	0.43%	Macro Portfolio Hedge	-0.20%
Synthes, Inc.	0.34%	EXCO Resources Inc.	-0.11%
British Sky Broadcasting Group	0.31%	Savient Pharmaceuticals Inc.	-0.08%
NYSE Euronext	0.26%	EMC Corp	-0.07%
El Paso Corporation	0.15%	Pharmasset, Inc.	-0.07%
Goodrich Corporation	0.15%	Hillgrove Resources Ltd.	-0.06%
Washington Mutual Inc. Sr. unsecured note	0.15%
AT&T Inc.	0.15%

Performance 1

Cumulative Change in Value of a $1,000 Investment

Past performance is not indicative of future results.

1 Performance is for the period from June 1, 2004, the first full month of the life of the Fund, through December 2011.

Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses.  Current performance may be lower or higher than the figures shown.  Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost.  Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund’s prior investment advisor. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing.  The prospectus, which contains more complete information about this and other matters, should be read carefully before investing.

The S&P 500 TR is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general.  It is shown with dividends reinvested.  You cannot invest directly in the index.

For more information please call (800) 343-8959